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                                                                  Exhibit 99.1

                                                                         950489
                                                                  PRESS RELEASE

AEGON APPOINTS CHARLES HENDERSON AS MANAGER FOR CORPORATE SOCIAL RESPONSIBILITY


Charles Henderson (43) has been appointed Vice-President Corporate Responsibility as of 1 October 2002.

Based in The Hague and reporting to Paul van de Geijn, a member of AEGON's Executive Board, Mr. Henderson will be facilitating Corporate Social Responsibility (CSR) across the AEGON Group in this newly created position.

Since 1989, Mr. Henderson has worked for AEGON UK where his role has been, among others, Head of Corporate Responsibility and Governance within AEGON Asset Management UK. Mr. Henderson has been actively involved in CSR activities for a number of years and holds a position as a director of the UK Social Investment Forum.

The Hague, 11 October 2002

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